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SEC FILE NUMBER
8-53702

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itau BBA USA Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, 50th Floor
(No. and Street)

New York (City) New York (State) 10153 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jake Shaeffer (212) 710 - 6715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jake Shaeffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau BBA USA Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD N. PAGNOTTA
NOTARY PUBLIC, State of New York
No. 01PA6061895
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires July 23, 2013

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau BBA USA Securities Inc.
Index
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of Itau BBA USA Securities, Inc.

We have audited the accompanying statement of financial condition of Itau BBA USA Securities, Inc. (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau BBA USA Securities, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 29, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Itau BBA USA Securities Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 418,811,902
Receivable from affiliates	24,543,064
Receivable from broker-dealers, clearing organizations and customers	33,954,390
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $4,639,617	7,229,808
Other assets	20,669,320
Total assets	$ 505,208,484
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 13,073,410
Payable to affiliates	2,637,527
Deferred rent	4,527,646
Payable to broker-dealers, clearing organizations and customers	26,871,414
Total liabilities	47,109,997
Commitments (note 8)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	431,076,861
Retained earnings	27,021,526
Total stockholder's equity	458,098,487
Total liabilities and stockholder's equity	$ 505,208,484

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Itau BBA USA Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Itau USA Inc., (the "Parent"). The ultimate parent entity is Itau-Unibanco Holding S.A. ("Itau-Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA"). In addition, the Company is registered as an introducing commodity broker with the Commodity Futures Trading Commission ("CFTC"). The Company has not yet commenced offering futures to customers.

The Company's business activities include investment banking, institutional sales, trading, and investment advisory services with respect to U.S., and international securities. The Company clears its U.S. transactions through third-party clearing brokers. International transactions are cleared through affiliates and other third parties.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits.

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Estimated Fair Value of Financial Instruments

The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level - 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level – 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's securities owned of $980,567 and securities sold, not yet purchased $57 are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The securities owned are reported in the balance sheet within other assets and are held by an affiliate.

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market evidence In the absence of such evidence managements best estimate is used.

As of December 31, 2012, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3.

Securities Transactions
All securities transactions, including commission revenue, fee income from affiliates and related expenses are recorded on a trade date basis.

Underwriting Revenue
Underwriting income includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded when earned.

Research Fees
Research fees are determined based on the type and volume of research provided to each customer.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Stock-Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period. The fair value of employee share options and similar instruments is estimated using option pricing models. All stock based compensation plans established are by Itau-Unibanco and corresponds to awards that will be settled in shares of the Parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed Assets and Leasehold Improvements

A summary of the components of fixed assets and leasehold improvements at December 31, 2012 are as follows:

Leasehold improvements	$ 8,206,369
Equipment	2,986,630
Furniture and fixtures	676,426
	11,869,425
Accumulated depreciation and amortization	(4,639,617)
	$ 7,229,808

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2012, the Company had net capital of $399,096,409, which was $398,846,409 in excess of the required net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or U.S. clearing brokers and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii).

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive, brokers	$ 7,919,406	$ 23,617,268
Securities failed-to-deliver/receive, customers	18,952,008	3,254,146
Receivable from clearing organizations	7,082,976	-
	$ 33,954,390	$ 26,871,414

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

6. Income Taxes

The Company's results of operations are included in a U.S. federal tax return that is filed on a consolidated basis with the Parent. The Company also files, on a separate return basis, various state tax returns.

Deferred Income taxes reflect the net tax effects of temporary differences between the financial reporting and tax based of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax assets at December 31, 2012 of approximately $5,601,026 and is included in Other Assets on the Statement of Financial Condition.

Management has evaluated the realizability of the deferred tax asset and has concluded that it is more likely than not that the deferred tax asset will be realized. Therefore no valuation allowance has been recorded at December 31, 2012.

As of December 31, 2012, there are no unrecognized tax benefits.

The following tax returns are open for examination by tax authorities: New York State, New York City tax years 2009 to present, Connecticut, California, Massachusetts tax years 2010 and 2011, Florida tax year 2009. The Company's Federal tax returns are open from 2011 to present. The Company's New York State returns are currently under examination for tax years 2009 and 2010.

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits. For the year ended December 31, 2012, the Company had $150,338.56 of expenses associated with the plan.

Certain employees of the Company are eligible to participate in Itau-Unibanco's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of Itau-Unibanco's stock related awards, to employees of the Company.

Restricted Stock Unit Program

Certain eligible employees are allowed to invest a percentage of their bonus to acquire shares of Itau Unibanco. Title to these shares acquired vest over 5 years. Upon elections to acquire such shares, Restricted Awards are granted in accordance with the classification of the employee. The vesting period of the Restricted Awards is over 5 years. The Restricted Awards convert into shares of Itau Unibanco Holding with no payment in cash.

The company measures compensation cost related to restricted awards based on the market value of Itau Unibanco's common stock at the date of grant. For the year ended December 31, 2012, the Company recorded compensation expense relating to restricted awards of $481,544, all of which has been included in Employee compensation and benefits on the Statement of Operations.

The following table summarizes the restricted stock activity during 2012

	Awards	Weighted Average Fair Value	
Outstanding at the beginning of the year	63,064	$	16.48
Granted	66,264		18.65
Vested	-		-
Forfeited	-		-
Outstanding at the end of the year	129,328	$	15.06

There is $1,254,030 of unamortized compensation related to the unvested restricted awards outstanding at December 31, 2012. The cost of these unvested awards is expected to be recognized over an average of 3 years.

Stock Options

Itau-Unibanco Holdings Policy is to grant options for the purchase of shares of Itau Unibanco Holdings Preferred Stock at not less than market value, which the Stock Plans define as the average of the preferred shares trading on the BM&FBOVESPA over the period of at least one (1) and the most three (3) months prior to the date of granting the options and such average might be subject to a positive or negative adjustment of up to 20%. Options generally vest five years after the grant date and expire generally three years after the vesting date.

As there were no new awards issued in 2012, and all previous awards have vested, there is no future unamortized compensation expense. However, the plan allows for the exercise price to adjust for inflation rates, and as such, results in the requirement to measure these awards annually, at their fair value.

The following table summarized the stock option activity during 2012:

	Awards	Weighted Average Fair Value		Weighted Average Exercise Price	
Outstanding at the beginning of the year	147,840	$	4.58	$	16.31
Granted	-		-		-
Excercised	-		-		-
Forfeited	-		-		-
Outstanding at the end of the year	147,840	$	2.66	$	17.55

The assumptions used in the option pricing model for these restricted awards are shown below:

- Volatility 30.80%
- Dividend yield 3.02%
- Risk free rate 1.61%
- Expected average life 7 years

Bonus Deferral Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3 year period. Deferred amounts accrue interest at Libor and will be paid in three annual equal payments. An individual with a deferral must be an employee of the Company on vesting date to receive payment. Total deferred bonus as of December 31, 2012 under this program was $ 8,467,604.

8. Commitments and Contingencies

The Company leases office space and certain equipment under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company. In addition, the Company has entered into employment contracts with certain of its employees. These contracts commit to make certain payments to the employee as long as they do not resign or are terminated for cause. The total unvested obligation under these commitments at December 31, 2012 was $1,995,000.

Minimum future lease commitments under non-cancelable leases at December 31, 2012 are as follows:

Year		Amount
2013	$	3,364,634
2014		3,391,337
2015		3,617,614
2016		3,617,614
2017		3,617,614
Thereafter		26,206,339

The Company has an uncollateralized stand-by letter of credit on deposit with the landlord of $3,364,634.

9. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to two clearing brokers, who clear such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreements with the clearing brokers, the clearing brokers may charge the Company for counterparty nonperformance. As the

right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

10. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. The Company earns lease income from affiliates on a month-to-month basis. All of these affiliates, which include offshore broker-dealers and banking institutions, are all beneficially owned by the ultimate parent Itau Unibanco Holdings. In addition the Company executes clears, and custodies certain of its securities transactions with affiliates. The Company pays brokerage expenses and referral fees with regard thereto. Some of these transactions are denominated in foreign currencies.

Additionally, on certain occasions, the Company invests its excess cash in time deposits with an affiliated banking entity.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2012:

Assets	
Receivable from custodian	$ 15,152,197
Receivable from broker-dealers, and financial institutions	5,676,774
Receivable from affiliates	3,714,093
Total assets	**24,543,064**
Liabilities	
Payable to broker-dealers, and financial institutions	1,998,906
Payable to affiliates	638,621
Total liabilities	**$ 2,637,527**

11. Fair Value of Financial Instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature. These assets would be considered Level 2 in the fair value hierarchy.

12. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through March 29, 2013. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

Itaú BBA

SEC MAIL PROCESSING
RECEIVED
APR 0 1 2013
WASH, D.C.
196
SECTION

April 1, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Annual filing of Audited Financial Report Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Dear Sir or Madam:

Please find enclosed two copies of the Statement of Financial Condition of Itau BBA USA Securities, Inc. for the year ended December 31, 2012. The Financial Statements have been bound separately and sent under separate cover. Please note that the submitted Financial Report materials were audited by the independent public accountant of Itau BBA USA Securities, Inc.

Please do not hesitate to call me at (212) 710-6715 with any questions or concerns.

Very truly yours,

Jake Shaeffer

Enclosure

Itau BBA USA Securities Inc.
Statement of Financial Condition
December 31, 2012